Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Corvion, Inc.
16969 N. Texas Ave, Suite 200
Webster, TX 77598
https://corvion.com/

Up to $1,234,994.25 in Common Stock at $5.25
Minimum Target Amount: $14,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Corvion, Inc.
Address: 16969 N. Texas Ave, Suite 200, Webster, TX 77598
State of Incorporation: TX
Date Incorporated: July 09, 2020

Terms:

Equity

Offering Minimum: $14,999.25 | 2,857 shares of Common Stock
Offering Maximum: $1,234,994.25 | 235,237 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.25
Minimum Investment Amount (per investor): $498.75

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird Bonus

Invest within the first 72 hours and receive 5% bonus shares

Volume-Based Perks

Tier 1

Invest $5,000+ and receive 3% bonus shares.

Tier 2

Invest $10,000+ and receive a Zoom call with the Founder + 5% bonus shares.

Tier 3

Invest $20,000+ and receive a Zoom call with the Founder + 7% bonus shares.

Tier 4

Invest $50,000+ and receive a Zoom call with the Founder + 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Corvion Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.25 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $525. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Corvion, Inc. ("Corvion" or the "Company") is a pre-clinical medical device company granted FDA Breakthrough Device Designation for its next-generation Left Ventricular Assist Device (LVAD). Corvion has developed a practical fully implanted, wireless LVAD that tackles existing limitations head-on, offering increased efficiency, reduced aftercare costs, and improved quality of life.

The Company has been granted 51 patents worldwide in the US, UK, France, Germany, and Australia covering all aspects of the pump and system design. These patents cover broad claims protecting design and methods of treating heart failure with a fully implanted blood pump that is recharged using highly flexible magnetic resonance coupling technology.

Corvion Inc. was initially organized as EverHeart Systems LLC, a Texas Limited Liability Corporation on Jan. 31, 2008, and converted to EverHeart Systems Inc., a Texas C-Corporation on May 12, 2011. The Company then changed its legal name to Corvion Inc., a Texas C-Corporation, on July 9, 2020.

The Corvion LVAD is under development and not currently in distribution. Our device is not approved for sale by any regulatory agency.

Competitors and Industry

MARKET

The current Left Ventricular Assist Device (LVAD) market sits at roughly $1 billion, but the Total Addressable Market (TAM) soars to a staggering $15 billion. Yet, only a small fraction of eligible patients receive LVADs due to the limitations of existing bulky, tethered devices.* We see a massive opportunity to unlock this potential by offering patients a device they are willing to accept to extend their lives. Corvion addresses this vast unmet need, aiming to revolutionize the LVAD market and empower patients like never before.

* https://consultqd.clevelandclinic.org/lvads-can-benefit-many-more-patients-with-advanced-heart-failure

COMPETITORS

The Company has several competitors in the LVAD market. Some of the top competitors in our industry include Abbott Laboratories, Calon Cardio, FineHeart, and CoreWave. Abbott Laboratories is the industry leader and the Company's primary competition in the LVAD industry. Calon Cardio, FineHeart, and CoreWave are direct competitors of similar size and development. Despite the present competitive landscape, the Company stands out in the LVAD industry because it has developed the most efficient LVAD system capable of running for 12 hours on a single charge of safe implantable grade batteries.

Current Stage and Roadmap

CURRENT STAGE

Our preclinical animal studies boast promising results, earning us coveted FDA Breakthrough Device Designation and an NIH Phase 1 SBIR Grant Award. With a seasoned team of medical innovators and engineers, we're now seeking funding to bridge the gap between First-In-Human trials and Early Feasibility Studies.

Corvion has proven the technology in ongoing animal trials and plans to conduct human trials and secure FDA approval within the next few years. Plus, we are expanding our LVAD lineup to not only adult full-support versions but also pediatric and partial support models, catering to diverse heart failure needs. By addressing the fundamental flaws of existing LVADs, we believe we stand to not only save lives but transform the very experience of heart failure.

FUTURE ROADMAP

The Company's efforts for the next few years will be focused on completing product development and initiating human studies of the Corvion LVAD for advanced adult heart failure patients. We also plan to complete the development and initiate human studies on the Corvion Pediatric LVAD for use in treating severe heart failure in the pediatric population. Lastly, we intend to leverage the pediatric version of our device into a partial support pump for less sick adult heart failure patients with the goal of recovering native heart function and removal of the pump.

The Team

Officers and Directors

Name: Gregory Aber

Gregory Aber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: November, 2011 - Present
  Responsibilities: Manage day to day activities in R&D and product development. Mr. Aber currently receives salary compensation of $250,000 for this role.

Name: Eugene Glover

Eugene Glover's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2011 - Present
  Responsibilities: Primary Angel financier. Primary First Round Capital Sponsor and Investor. Now as Board Director. Mr. Glover does not currently receive salary compensation for this role.

Name: Donald McCelvey

Donald McCelvey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Member of the Board of Directors; frequently interact with CEO and other directors on company strategy and funding. Mr. McCelvey does not currently receive salary compensation for this role.

Name: Eric Rose

Eric Rose's current primary role is with Mesoblast. Eric Rose currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: May, 2023 - Present
  Responsibilities: Member of the Board of Directors. Mr. Rose does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Orchestra Biomed
  Title: Non-executive Director
  Dates of Service: January, 2022 - Present

Responsibilities: Member of compensation and nominating and governance committees

Other business experience in the past three years:

- Employer: Mesoblast
  Title: Chief Medical Officer, Executive Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Organize and execute all clinical activities.

Name: Sean Morris

Sean Morris's current primary role is with Amplifi Vascular, Inc. Sean Morris currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Mr. Morris has vast experience with fundraising, communications and investor relations. Mr. Morris does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Amplifi Vascular, Inc
  Title: CEO
  Dates of Service: May, 2023 - Present
  Responsibilities: Mr. Morris fundraises, operates and communicates progress against the company milestones.

Other business experience in the past three years:

- Employer: Artio Medical, Inc
  Title: CEO
  Dates of Service: November, 2022 - Present
  Responsibilities: Mr. Morris fundraises, operates and communicates milestones.

Other business experience in the past three years:

- Employer: Euphrates Vascular, Inc
  Title: CEO
  Dates of Service: September, 2018 - September, 2022
  Responsibilities: Mr. Morris fundraises, operates and communicates progress against company goals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational Corvion device or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Corvion device. Delays or cost overruns in the development of our Corvion device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Corvion, Inc. was formed on 05/12/2011. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Corvion, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Corvion device is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage

startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, patents, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Approval and Compliance:
The medical device industry is subject to stringent regulatory requirements. Delays or failures in obtaining necessary approvals from regulatory bodies can significantly impact the company's ability to bring products to market.

Product Development Risks:
The company may face challenges in developing its medical devices, including technical hurdles, unexpected design issues, or difficulties in achieving the desired performance. Delays or failures in product development could negatively affect the company's financial prospects.

Market Acceptance and Competition:
The medical device industry is highly competitive. There's a risk that the company's products may not gain market acceptance, or competitors may develop superior or more cost-effective solutions.

Reimbursement and Pricing Pressures:
Changes in healthcare policies or difficulties in obtaining reimbursement for the company's products can impact its financial performance. Pricing pressures from competitors or healthcare providers may also affect profitability.

Capital Requirements and Funding Risks:
As a pre-revenue company, there may be a continuous need for capital to fund research, development, and operations. The inability to secure adequate funding at reasonable terms could pose a risk to the company's viability.

Clinical Trials and Product Liability:
Conducting clinical trials involves inherent risks, including unforeseen adverse events. Additionally, there's the risk of product liability claims if the company's devices cause harm or fail to perform as expected.

Insurance and Risk Mitigation:
Inadequate insurance coverage for product liability or other risks could expose the company to significant financial losses. The effectiveness of risk mitigation strategies should also be considered.

Prototype Performance and Validation:
The functionality and performance of the prototype may not meet expectations. There is a risk of discovering design flaws, technical challenges, or limitations during the validation process, which could require significant modifications.

Technological Risks:
Rapid advancements in technology may outpace the current prototype, making it obsolete or less competitive before reaching the market. The company must stay vigilant to emerging technologies and be prepared to adapt.

Manufacturability and Scalability:
The transition from a prototype to mass production may present unforeseen challenges related to manufacturing processes, cost-effectiveness, and scalability. Delays or inefficiencies in scaling production could impact the company's ability to meet market demand.

Supply Chain and Vendor Risks:
Dependence on specific suppliers or vendors for critical components can pose risks. Disruptions in the supply chain, quality issues, or the inability to secure necessary materials may impact the prototype's development timeline.

Clinical Trial Design and Execution:
Designing and executing clinical trials for the prototype may encounter unexpected hurdles. This includes challenges in patient recruitment, regulatory compliance, or obtaining meaningful data to support the safety and efficacy of the device.

Data Security and Privacy Concerns:
With the increasing connectivity of medical devices, there is a heightened risk of data breaches and privacy concerns. Ensuring robust cybersecurity measures to protect patient data and comply with regulatory requirements is crucial.

Regulatory Pathway Uncertainty:
The regulatory pathway for medical devices can be uncertain, and changes in regulations may impact the approval process. Delays or complications in obtaining regulatory approvals for the prototype could significantly impact the company's timeline and resources.

Clinical Feedback and Iterations:
Feedback from clinical trials may necessitate modifications to the prototype. Iterative design changes could lead to delays in the development timeline and increased development costs.

Our patents, trademarks, copyrights, and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Greg S. Aber	2,450,980	Common Stock	22.763%
Glover Family Trust	2,781,753	Common Stock	25.835%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 235,237 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 8,952,488 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding on a fully diluted basis, 10,767,447 shares, includes 8,952,488 shares of Common Stock and 1,814,959 shares of Preferred Stock.

The liquidation rights of the holders of the Common shares are subject to and qualified by the rights, power, and privileges of the holder of the Preferred shares.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 1,814,959 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Rank: The Preferred shares shall rank, with respect to liquidation, winding up and dissolution, senior to Common shares

Voting: The holders of the Preferred shares are entitled to one vote for each Preferred share held at all meetings of shareholders. There shall be no cumulative voting.

Please refer to the Amended and Restated Certificate of Incorporation attached as Exhibit F for rights in their entirety.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $917,500.00
  Number of Securities Sold: 174,762
  Use of proceeds: Product development and testing
  Date: October 30, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $375,000 compared to $153,204 in fiscal year 2023.

The decrease in revenue resulted from lower grant awards for 2023.

Cost of sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023.

Gross margins

Gross margins for fiscal year 2022 was $375,000 compared to $153,204 in fiscal year 2023.

The gross margin decrease resulted from lower grant revenue in 2023.

Expenses

Expenses for fiscal year 2022 was $1,405,544 compared to $2,350,154 in fiscal year 2023.

Increased expenses in 2023 were primarily due to increased payments to vendors for the development of certain system components.

Historical results and cash flows:

The Company is currently in the research and development stage and pre-revenue (only grant revenue). We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the next few years as the company completes product development and testing in support of initial human studies of its device. Past cash was primarily generated through equity investments and government grants. Our goal is to start generating revenue in 2026 and be cash flow-positive by 2027.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources in the total amount of approximately $2.33M cash on hand and short-term investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operations and upcoming animal and clinical trials.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 36% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for two approximately (2) years. This is based on a current monthly burn rate of $65,000 for expenses related to operations and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for three (3) years. This is based on a current monthly burn rate of $65,000 for expenses related to operations and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including grants.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $56,529,096.75

Valuation Details:

We researched the history of the LVAD field and found two comparable transactions for similar companies at the same stage as Corvion. These are HeartWare International and Calon Cardio. Both companies developed Left Ventricular Assist Devices during different time periods. HeartWare went on to become a publicly traded company and eventually sold to Medtronic for $1.1 billion. Calon Cardio is currently in the animal trial stage with a fully implanted LVAD system.

HeartWare went public on the ASX exchange in February 2005 with a market value of $76.4M AUD.

This equates to $59.2M USD using exchange rates at that time. HeartWare was near completion of animal trials at this stage. Their system was not fully implanted and required a percutaneous driveline. Although this transaction occurred many years ago, we feel it is still relevant and would be higher in today's dollars by factoring in inflation.

Calon Cardio is developing a fully implanted LVAD and was recently sold to Ashton Innovation for £39M (UK) in August of 2023 which equates to $49.7M USD using exchange rates at that time. Calon is in the animal trial stage with their fully implanted LVAD, but their system is less efficient, larger, and more difficult to implant compared to Corvion's.

Corvion has raised $22M USD to date and has completed numerous engineering studies and animal trials validating the superior performance of the Corvion LVAD. The company has also built a high-precision manufacturing facility dedicated to manufacturing our product. We are targeting FDA approval by the end of 2026.

We believe the successful completion of device prototypes and testing has added approximately $20M to the value of the company. Additionally, the development of a manufacturing facility capable of producing up to 500 systems per year to support annual revenue of $75M adds another $25M to the value of the company given the highly proprietary equipment and processes required.

Lastly, we have been granted 51 patents worldwide covering broad aspects of our system, which precludes competitors from copying our technology. We believe this patent portfolio adds another $7M to the company's value.

The Company reached a valuation of approximately $56.5M by assessing the market context and comparing itself to similar companies in the LVAD field, such as HeartWare International and Calon Cardio. HeartWare, with a valuation of around $59.2M USD at the time of its public offering, and Calon Cardio, sold for about $49.7M USD, provided benchmarks. Corvion, with its advanced LVAD development, successful engineering studies, and a high-precision manufacturing facility, raised $22M USD. The addition of value from device prototypes and testing ($20M), the manufacturing capability ($25M), and a robust patent portfolio ($7M), alongside its current book value ($4.4M), culminated in its current valuation, positioning it between the valuations of HeartWare and Calon Cardio at similar development stages.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.25 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,994.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Product Development
  42.5%
  We will use funds to complete the development of the Corvion system and the wireless charging technology.

- Company Employment
  41.0%
  Funds will be used to increase headcount, including manufacturing and research and development engineers.

- StartEngine Service Fees

1.0%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operating Expenses
  10.0%
  Funds will be used to pay for overhead operating expenses including lease and utilities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://corvion.com/ (corvion.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/corvion

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Corvion, Inc.

[See attached]

Corvion, Inc.
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Corvion, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 29, 2024

CORVION INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	83,320	417,273
Short-term Investment	2,615,455	3,584,742
Other Current Assets	-	-
Total Current Assets	2,698,776	4,002,014
Non-Current Assets:		
Fixed Assets - net	1,823,883	1,864,962
Other Non-Current Assets	-	-
Total Non-Current Assets	1,823,883	1,864,962
TOTAL ASSETS	4,522,658	5,866,976
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	101,842	5,562
Payroll liabilities	-	10,875
Other current liabilities	10,690	7,760
Total Current Liabilities	112,532	24,196
Non-Current Liabilities:		
Other Non-Current liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	112,532	24,196
EQUITY		
Common Stock	12,515,457	12,515,457
Preferred Stock	9,528,534	8,611,034
Additional Paid in Capital	134,092	134,092
Accumulated Deficit	(17,767,958)	(15,417,803)
TOTAL EQUITY	4,410,125	5,842,780
TOTAL LIABILITIES AND EQUITY	4,522,658	5,866,976

CORVION INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Grant Revenue	153,204	375,000
Cost of Revenue	0	0
Gross Profit	153,204	375,000
Operating Expenses		
General and administrative	1,930,512	1,004,940
Advertising and marketing	56,210	75,927
Payroll	499,821	490,951
Total Operating Expenses	**2,486,544**	**1,571,819**
Total Loss from Operations	**(2,333,340)**	**(1,196,819)**
Other Income/Expense		
Dividend Income	55,246	7,593
Gain on sale of assets	0	15,300
Unrealized Gain on Investment	54,103	0
Interest Income	56,149	40,295
Loss on sale of investment	(60,521)	(152,735)
Total Other Income/Expense	**104,976**	**(89,547)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(2,228,363)**	**(1,286,366)**
Depreciation	121,791	119,177
Net Income (Loss)	**(2,350,154)**	**(1,405,544)**

CORVION INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,350,154)	(1,405,544)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	121,791	119,177
Accounts Payable	96,281	(202,469)
Payroll liabilities	(10,875)	(4,618)
Other current liabilities	2,930	(14,896)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	210,127	(102,806)
Net Cash provided by (used in) Operating Activities	(2,140,027)	(1,508,350)
INVESTING ACTIVITIES	-	-
Short-term Investment	969,287	(3,307,953)
Fixed Assets	(80,712)	(83,989)
Net Cash provided by (used in) Investing Activities	888,575	(3,391,942)
FINANCING ACTIVITIES		
Preferred Stock	917,500	-
Common Stock	-	-
Additional Paid in Capital	-	-
Net Cash provided by (used in) Financing Activities	917,500	-
Cash at the beginning of period	417,273	5,317,564
Net Cash increase (decrease) for period	(333,953)	(4,900,292)
Cash at end of period	83,320	417,273

CORVION INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	8,942,774	12,515,457	1,640,197	8,611,034	134,092	(14,012,260)	7,248,324
Issuance of Common/Preferred Stock						-	-
Additional Paid in Capital						-	-
Net income (loss)						(1,405,544)	(1,405,544)
Ending balance at 12/31/22	8,942,774	12,515,457	1,640,197	8,611,034	134,092	(15,417,803)	5,842,780
Issuance of Common/Preferred Stock	9,714	-	174,762	917,500		-	917,500
Additional Paid in Capital			-	-		-	-
Net income (loss)			-	-		(2,350,154)	(2,350,154)
Ending balance at 12/31/23	8,952,488	12,515,457	1,814,959	9,528,534	134,092	(17,767,958)	4,410,125

Corvion, Inc
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Corvion Inc was originally formed as EverHeart Systems LLC in 2009 and subsequently converted to a C-Corp in 2011 before changing its name to Corvion Inc in 2020. The company is developing a fully implanted heart pump for the treatment of severe end-stage heart failure. The Company is headquartered in Webster, TX. The Company's customers will be worldwide. The company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $417,273 and $83,320 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

The Company had $1,864,962 and $1,823,883 in fixed assets as of December 31, 2022 and December 31, 2023, respectively.

Property Type	**Useful Life in Years**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/23**
Computer/Networking Equipment	5	61,730	(51,860)	-	9,869
Inspection Equipment	25	282,474	(79,088)	-	203,387
Leasehold Improvements Lessee	20	197,896	(66,801)	-	131,094
Machine Shop Equipment	25	1,145,618	(354,871)	-	790,747
Manufacturing Equipment	25	417,632	(100,493)	-	317,137
Office/Lab Furniture	25	50,007	(22,545)	-	27,462
Software	5	136,354	(105,993)	-	30,362
Test Equipment	25	441,218	(127,396)	-	313,822
Grand Total	-	**2,732,929**	**(909,047)**	-	**1,823,883**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Corvion Inc., is developing a medical device to treat patients with severe heart failure. The only option for these patients currently is a heart transplant or an implanted pump with a power cord exiting the skin. Corvion's pump is fully implanted with a rechargeable power source. The device will be sold to hospitals worldwide who treat severe heart failure patients. Corvion Inc., has a fully functional manufacturing facility to build its products. The company will charge customers on a Net 30 days payment terms.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5- LIABILITIES AND DEBT

As of December 31, 2022 and December 31, 2023, the Company had no outstanding debt.

NOTE 6 – EQUITY

The Company has authorized 20,00,000 of common shares with no par value. 8,942,774 Common shares and 8,952,488 Common shares were issued and outstanding as of December 31, 2022 and December 31, 2023, respectively.

Voting: Common stockholders are entitled to one vote per share. There shall be no cumulative voting.

The Company has authorized 10,000,000 of preferred shares with no par value. 1,640,197 Preferred shares and 1,814,959 Preferred shares were issued and outstanding as of December 31, 2022 and December 31, 2023, respectively.

Voting: Preferred shareholders are entitled to 1 vote per share. There shall be no cumulative voting.

Dividends: The holders of Corvion, Inc. Common and Preferred stocks are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation preference:

In the event of any voluntary or liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common shares by reason of their ownership thereof, the holders of Preferred shares then-outstanding must be paid ratably out of the funds and assets available for distribution to the shareholders, an amount per Preferred share equal to the Investment Value of such Preferred share. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation are insufficient to pay the holders of Preferred shares the full amount to which they are entitled, the holders of Preferred shares will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Preferred shares held by them upon such distribution as if all amount payable on or with respect to such shares were paid in full.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF CORVION

Powering Possibilities for Heart Failure Patients

Corvion is a pre-clinical medical device company granted FDA Breakthrough Device Designation for its next generation Left Ventricular Assist Device (LVAD), and has successfully raised $22M.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CORVION
Next Generation of Heart Pumps
The above image is a rendering of a future product not yet available on the market.

$0 Raised

REASONS TO INVEST

- Corvion is led by visionaries: Greg Aber, NASA engineer & co-inventor of first long term rotary LVAD implanted in a human, & Dr. Eric Rose, renowned heart surgeon who changed LVAD therapy with the REMATCH trial.
- We believe the Corvion LVAD may be the first practical fully implanted, wireless LVAD that tackles existing limitations head-on, offering increased efficiency, reduced aftercare costs & improved quality of life.
- Corvion is ready to address the potential $15B untapped LVAD market , having already raised $22M, holding more than 50 patents, and granted FDA Breakthrough Device Designation.

The Corvion LVAD is under development and not currently in distribution. Our device is not approved for sale by any regulatory agency.

Get Equity
$5.25 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$498.75	$56.53M

THE PITCH

Empowering Patients & Empowering Hearts

Corvion is a medical technology device company that aims to make a positive impact on patients around the world. For many with end-stage heart failure, solace lies in an assist device, not a heart replacement. Corvion has emerged with a revolutionary Left Ventricular Assist Device (LVAD) ready to disrupt the market and unlock new possibilities for patients.


The CORVION LVAD has the potential to set patients free*
Free to Ride a Bike
Free to Go Fishing
Free to Hike
* Based upon physician recommendation for physical activity

Our LVAD isn't just a life-saver; it's a life-liberator. Unlike cumbersome, tethered models, Corvion's device uses wireless charging and triple the efficiency, freeing patients from skin-piercing power lines and bulky external systems. With enhanced mobility and reduced risk of infection, we're redefining the patient experience.

01:56

**The above is a rendering of a future product. Images are computer-generated demo versions. Product is currently under development and is not yet available on the market.*

Our preclinical animal studies boast promising results, earning us coveted FDA Breakthrough Device Designation and an NIH Phase 1 SBIR Grant Award. With a seasoned team of medical innovators and engineers, we're now seeking funding to bridge the gap to First-In-Human trials and Early Feasibility Studies.

THE PROBLEM & OUR SOLUTION

Drawbacks of Existing Systems


Outflow Graft
Battery
Pump
Percutaneous Cable
Modular Driveline
Controller
Current LVADs
Current market dominated by competitor device
Requires percutaneous driveline and bulky external equipment to energize device
Still carries major health risks of stroke, infection, and bleeding

**The above contains a rendering as well as real photos of competitor LVAD.*

Current LVADs dramatically impact patient quality of life as they have a constant risk of “driveline” infections, (which occur in up to 50% of all patients), and severely limit mobility. (Source)

Corvion Is Dedicated to Improving Patient Lives

Our revolutionary LVAD doesn't just keep blood flowing; it liberates patients. Unlike traditional devices, Corvion's fully implanted technology boasts wireless charging and unparalleled efficiency, eliminating the need for external power lines through the skin and bulky external battery packs.

Imagine: reclaimed independence, reduced infection risks, and the freedom to bathe, swim, and simply live beyond the bounds of wires and tubes to support heart function.



Technology Designed to Reduce the Burden of Having an LVAD

A new approach to a fully implanted LVAD, enabled by a revolutionary new pump and system design.

- HIGH EFFICIENCY PUMP
- WIRELESS CHARGING
- SMALL IMPLANTED BATTERY/ CONTROLLER
- NO NEED FOR PERCUTANEOUS DRIVELINE

Corvion has proven the technology in ongoing animal trials and plans to conduct human trials and secure FDA approval within the next few years. Plus, we are expanding our LVAD lineup to not only adult full-support versions, but also pediatric and partial support models, catering to diverse heart failure needs. By addressing the fundamental flaws of existing LVADs, we stand potentially to not only save lives but transform the very experience of heart failure treatment.

WHAT MAKES US DIFFERENT

Advanced LVAD Technology & A Patient-Centered Approach



3X
MORE EFFICIENT
70%
LESS HEMOLYSIS
High Efficiency Pump
The CORVION centrifugal pump introduces a new standard for LVAD efficiency using key novel features:
Hybrid magnetically levitated impeller
Independently optimized motor and impeller
Ultra-low hemolysis
Small Internal Battery/Controller
The fully implanted battery and controller are a single integrated unit
Safe implantable-grade batteries
Bluetooth capable
Slim and unobtrusive
3 Yr
CYCLE LIFE
12 hr
RUN TIME PER CHARGE
2 hr
TIME TO RECHARGE IMPLANT
Wireless Charging
Simultaneously powering the pump and recharging the internal battery
No fixation or precise alignment required
No cables or connectors
Free to be more active
1 lb
LIGHTWEIGHT AND SPLASHPROOF

**The above are images of prototypes. Product is currently under development and is not yet available on the market. Product performance based on company internal test results, not independently verified.*

For decades, LVADs have saved lives, but at the cost of a severe decrease in patient quality of life. (Source) Our advanced technology is designed to reduce the burden of having an LVAD; allowing patients more freedom and mobility. Corvion isn't just about saving lives; it's about transforming quality of life. Corvion's system intends to decrease infection and mortality rates, lower aftercare cost, and improve outcomes compared to traditional LVADs. We believe that Corvion's revolutionary system design may greatly expand the acceptance and use of LVADs.

OUR LEADERSHIP

Corvion's Visionaries Pave the Way for Heart Failure Transformation

Our leadership team brings a wealth of experience and expertise, fueling Corvion's potential to revolutionize heart failure treatment.

Greg Aber, Founder/CEO:

- Pioneering Innovator: Co-inventor of the DeBakey VAD, the first long term rotary LVAD ever implanted in a human, a milestone in LVAD development.
- Proven Track Record: 16 years of implantable device expertise and 16 years at NASA, translating cutting-edge technologies into medical breakthroughs with over 50 granted patents

Dr. Eric Rose*, Board Member:

- World-Renowned Surgeon: Led the landmark REMATCH trial, comparing LVADs to medical management, shaping the landscape of LVAD therapy.
- Surgical Trailblazer: Performed the first successful pediatric heart transplant ever, solidifying his legacy as a medical pioneer.
- Unparalleled Expertise: Decades of experience and recognition as a Key Opinion Leader (KOL) in the LVAD field.

Gene Glover, Principal Investor**

- Visionary Leadership: Former co-founder of Mentor Corporation, acquired by Johnson & Johnson for $2.2 billion, demonstrating remarkable business acumen.

This powerhouse team embodies experience, ingenuity, and dedication, creating a formidable foundation for Corvion's success. Together, they lead the charge towards a future where patients are not just surviving, but thriving with Corvion's LVAD technology.

*Source
**Source

THE MARKET & OUR TRACTION

Unleashing the Benefits of LVAD Technology in a Potential $15B Market*

The current LVAD market sits at roughly $1 billion, but the Total Addressable Market (TAM) soars to a staggering $15 billion. Yet, only a small fraction of eligible patients receive LVADs due to limitations of existing bulky, tethered devices (Source). We see a massive opportunity to unlock this potential by offering patients a device they are willing to accept to extend their lives. Corvion addresses this vast unmet need, aiming to revolutionize the LVAD market and empower patients like never before.


CURRENT MARKET SIZE
8,000
Implants
$1B
Per Year Worldwide
10%
CAGR
CORVION MARKET SIZE
100,000+
Estimated LVAD Patients Per Year
Blue Ocean Market
For Fully Implanted System

Corvion's vision is bold: to dominate and expand LVAD use to reach its full potential of 100,000+ patients per year. Our fully implanted, wirelessly powered LVAD delivers unparalleled freedom and quality of life, overcoming the restrictions of traditional options. We've secured substantial funding, earned prestigious recognition, and established crucial intellectual property. This traction underscores the potential of Corvion and propels us towards clinical trials and ultimately, market transformation.

OUR TRACTION

Dedicated to Improving the Life of Those With Late Stage Heart Failure

Awarded SBIR Phase 1 Grant

from National Institutes of Health, several additional grant applications in work

50+ Patents

granted globally in all major countries implanting LVADs with established reimbursement

Successfully raised

$22M

From Angel, Private Equity, and VC

Granted FDA Breakthrough Device Designation

Beyond the numbers, Corvion signifies hope. Hope for families yearning for more time. Hope for a future where heart failure doesn't dictate limitations. Hope for a revolution in LVAD technology, led by Corvion.

Join us in redefining heart failure care. Invest in Corvion.

ABOUT

HEADQUARTERS

16969 N. Texas Ave, Suite 200
Webster, TX 77598

WEBSITE

View Site

Corvion is a pre-clinical medical device company granted FDA Breakthrough Device Designation for its next generation Left Ventricular Assist Device (LVAD), and has successfully raised $22M.

TEAM



Greg Aber
CEO/CTO and Board Member

Mr. Aber, an engineer, innovated in aerospace and medical tech. He co-designed high-speed machinery at NASA, co-developed the DeBakey VAD, and led FDA-approved device development at Cyberonics, Boston Scientific, and Corvion, holding 50+ patents in implantable blood pump design.



Eugene Glover
Principal Investor and Board Member

Mr. Glover co-founded Mentor Corporation in 1969, pioneering medical advancements in bladder pacemakers and catheter products. Mentor later expanded into prostate cancer treatment and aesthetic surgery, ultimately being acquired by J&J and Coloplast in 2005.



Sean Morris
Board Member

Mr. Morris is the CEO of Artio Medical, CEO of Amplifi Vascular, is the GP for Cultivation Capital, and directs two other medical device startups. He founded and led Veniti Medical, acquired by Boston Scientific, and held senior roles at AngioDynamics. With extensive experience in venture-backed medical device development, he guides startups through all phases to strategic exits.



Eric Rose, MD
Board Member

Dr. Rose, a pioneering cardiothoracic surgeon, performed the first successful pediatric heart transplant in 1984. Leading the REMATCH Trial, he compared LVAD implantation with conventional heart failure treatment. Dr. Rose also co-founded biotech companies and served as president of the International Society for Heart and Lung Transplantation.



Edward Grainger
Manufacturing Manager

Mr. Grainger oversees system component manufacturing and test fixtures at Corvion. He conducted research at Brisbane's ICET Lab, focusing on cardiac assist devices. He also formed a research project to develop a novel and minimally-invasive technique for right ventricular assist device cannulation.



Robert Dowling, MD
Scientific Advisor

Dr. Dowling, surgical director at The Christ Hospital Heart Transplant Program in Cincinnati, brings vast experience with over 6,000 open heart procedures. With 30+ device patents, he's led clinical trials for circulatory support devices and served as principal investigator for various trials.

TERMS
Corvion

Overview

PRICE PER SHARE
$5.25

VALUATION
$56.53M

DEADLINE
Mar. 18, 2024 at 3:30 PM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$498.75

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,994.25

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,857

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
235,237

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird Bonus

Invest within the first 72 hours and receive 5% bonus shares

Volume-Based Perks

Tier 1

Invest $5,000+ and receive 3% bonus shares.

Tier 2

Invest $10,000+ and receive a Zoom call with the Founder + 5% bonus shares.

Tier 3

Invest $20,000+ and receive a Zoom call with the Founder + 7% bonus shares.

Tier 4

Invest $50,000+ and receive a Zoom call with the Founder + 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Corvion Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.25 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $525. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Ruth R. Hughs
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

EverHeart Systems Inc.
801425300

[formerly: EVERHEART SYSTEMS INC.]

The undersigned, as Secretary of State of Texas, hereby certifies that a Restated Certificate of Formation for the above named domestic for-profit corporation has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/14/2019

Effective: 11/14/2019

Ruth R. Hughs
Secretary of State

RESTATED CERTIFICATE OF FORMATION WITH NEW AMENDMENTS OF EVERHEART SYSTEMS INC.

Entity Information

The name of the filing entity is EverHeart Systems Inc. (the "**Corporation**"). The filing entity is a for-profit corporation. The file number issued to the filing entity by the Secretary of State is 801425300. The date of formation of the filing entity is May 12, 2011.

Amendments to Certificate of Formation

This Restated Certificate of Formation makes new amendments to the Certificate of Formation. Provided below is an identification by reference or description of each added, altered or deleted provision.

Identification of New Amendments

Provisions Added. The following provision is added to the Certificate of Formation. The identification or reference of each added provision is set forth below. The full text of the added provision is contained in the Amended and Restated Certificate of Formation attached hereto.

1. A provision has been added that authorizes the Corporation to issue a second class of shares, and that specifies the relative rights, powers, and privileges of the Corporation's shareholders of different classes.

Provisions Altered. The following identified provisions of the Certificate of Formation are amended. The full text of each amended provision is contained in the Amended and Restated Certificate of Formation attached hereto.

1. The number of classes of shares the Corporation is authorized to issue has been amended.

2. The total number of shares the Corporation is authorized to issue has been amended.

Statement of Approval

Each new amendment has been made in accordance with the Texas Business Organizations Code. The amendments to the Certificate of Formation and the Amended and Restated Certificate of Formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Required Statements

The Amended and Restated Certificate of Formation, which is attached to this document, accurately states the text of the Certificate of Formation being restated and each amendment to the Certificate of Formation being restated that is in effect, and as further amended by the Amended and Restated Certificate of Formation. The attached Amended and Restated Certificate of Formation does not contain any other change in the Certificate of Formation being restated except for the information permitted to be omitted by the provisions of the Texas Business Organizations Code applicable to the filing entity.

Effectiveness of Filing

This document becomes effective when the document is filed by the Secretary of State.

Execution

THE UNDERSIGNED affirms that the person designated as registered agent in the Amended and Restated Certificate of Formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Dated: NOV. 5, 2019.

EVERHEART SYSTEMS INC.

By: [signature]
Greg S. Aber,
Chief Executive Officer

AMENDED AND RESTATED CERTIFICATE OF FORMATION OF EVERHEART SYSTEMS, INC.

ARTICLE I
Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is **EverHeart Systems Inc.** (the "**Corporation**"). The file number issued to the filing entity by the Secretary of State is 801425300. The date of formation of the filing entity is May 12, 2011.

ARTICLE II
Registered Agent and Registered Office

The registered agent of the Corporation is an individual resident of the State of Texas whose name is Greg S. Aber. The business address of the registered agent and the registered office address is 16910 N. Texas Avenue, Suite A6, Webster, Texas 77598.

ARTICLE III
Directors

The number of Directors constituting the Board of Directors from time to time shall be set in the manner provided by the Bylaws of the Corporation. The number of Directors constituting the Board of Directors as of the date of this document, and the names and addresses of the persons who are to serve as Directors until the next annual meeting of shareholders or until their successors are elected and qualified are as follows:

Name	Address
Greg S. Aber	16910 N. Texas Avenue, Suite A6 Webster, Texas 77598
Chris Conway	16910 N. Texas Avenue, Suite A6 Webster, Texas 77598
Eugene Glover	16910 N. Texas Avenue, Suite A6 Webster, Texas 77598
Hubert Magee	16910 N. Texas Avenue, Suite A6 Webster, Texas 77598
Pat McCelvey	16910 N. Texas Avenue, Suite A6 Webster, Texas 77598

ARTICLE IV
Authorized Shares

The Corporation is authorized to issue two (2) classes of capital stock, to be designated "Preferred" and "Common," respectively. The total number of shares of all classes of capital stock that the Corporation has authority to issue is thirty million (30,000,000) shares. The total number of shares the Corporation is authorized to issue for each class, and the par value of each share of each class, is set forth below:

Class	Number of Shares	Par Value
Common	20,000,000	No Par Value
Preferred	10,000,000	No Par Value

A. Common Shares.

The following rights, powers, privileges, restrictions, qualifications, and limitations apply to the Common shares:

1. General. The liquidation rights of the holders of the Common shares are subject to and qualified by the rights, powers and privileges of the holders of the Preferred shares set forth herein.

2. Voting. The holders of the Common shares are entitled to one (1) vote for each Common share held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

B. Preferred Shares.

The following rights, powers, privileges, restrictions, qualifications, and limitations shall apply to the Preferred shares:

1. Rank. The Preferred shares shall rank, with respect to liquidation, winding up and dissolution, senior to the Common shares.

2. Voting. The holders of the Preferred shares are entitled to one vote for each Preferred share held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

3. Investment Value. At such time as the Corporation shall issue any share of Preferred stock, the Directors of the Corporation shall set the initial Investment Value for such share of Preferred stock. The "**Investment Value**" for each share of Preferred stock, at the time of issuance, shall be equal to (i) the amount of total consideration paid to the Corporation by the issuee in respect of such issuance, divided by (ii) the total number of shares of Preferred stock being acquired by the issuee in exchange for such consideration.

4. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

4.1 In the event of any voluntary or involuntary liquidation, dissolution, winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common shares by reason of their ownership thereof, the holders of Preferred shares then-outstanding must be paid ratably out of the funds and assets available for distribution to the shareholders, an amount per Preferred share equal to the Investment Value of such Preferred share. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the shareholders of the Corporation are insufficient to pay the holders of Preferred shares the full amount to which they are entitled under this Section, the holders of Preferred shares will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Preferred shares held by them upon such distribution as if all amounts payable on or with respect to such shares were paid in full.

4.2 In the event of any voluntary or involuntary liquidation, dissolution, winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of Preferred shares as provided in Section 4.1, and after the conversion of such Preferred shares as provided in Section 7, the remaining funds and assets available for distribution to the shareholders of the Corporation will be distributed among all holders of Common shares, pro rata based on the number of shares held by each such holder.

4.3 Each of the following events is a "**Deemed Liquidation Event**".

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues additional shares, regardless of class, pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

4.4 The funds and assets deemed paid or distributed to the holders of shares upon any Deemed Liquidation Event will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Directors of the Corporation.

5. Preemptive Rights. The Corporation shall not issue, sell or exchange, agree to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, any (i) Common shares or any other equity security which is convertible into Common shares, (ii) any debt security which is convertible into Common shares, or (iii) any option, warrant or other right to subscribe for, purchase or otherwise acquire any Common shares or any such debt security of the Corporation (collectively, "**Additional Securities**"), unless in each case the Corporation shall offer to sell to each holder of Preferred shares a pro rata portion of the Additional Securities, on the same price and terms as the Corporation intends to issue, sell or exchange such Additional Securities (the "**Stock Offer**"), which Stock Offer by its terms shall remain open and irrevocable for a period of thirty (30) days. The percentage of the total Additional Securities offered to each holder of Preferred Shares (the "**Offered Securities**") shall be equal to (x) the total number of such holder's Preferred shares of the Corporation, divided by (y) the total number of issued and outstanding shares of the Corporation, regardless of class. Notices of a Preferred share holder's intention to accept a Stock Offer, in whole or in part, must be delivered in writing to the Corporation within such thirty (30) day period, setting forth such portion of the Offered Securities as the holder intends to purchase. In the event that a holder of Preferred shares does not timely elect to purchase all of its Offered Securities according to the terms of the Stock Offer, such holder shall have no further preemptive rights with respect to the Offered Securities that it did not timely elect to purchase, or to the remaining Additional Securities.

6. Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the governing documents of the Corporation) the written consent or affirmative vote of the holders of a majority of the Preferred shares, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred shares set forth in this document or any of the governing documents to the Corporation, as then in effect, in a way that adversely affects the Preferred shares;

(b) authorize or create (by reclassification or otherwise) any new class or series of shares having rights, powers, or privileges that are senior to or on a parity with the Preferred shares;

7. Conversion to Common Shares. At such time as a Preferred share holder receives a distribution pursuant to Section 4.1 with respect to a Preferred share that is equal to the Investment Value of such Preferred share, such Preferred share shall be automatically cancelled by the Corporation, and the Corporation shall issue to the holder thereof a Common share in exchange for such cancelled Preferred share. All shares of Common stock issued in respect of such exchange shall be deemed fully paid and non-assessable.

ARTICLE V
Purpose

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE VI
Supplemental Provisions/Information

The filing entity was formed pursuant to a Plan of Conversion. The converted (prior) entity's information is as follows:

Converting Entity's Name:	EverHeart Systems LLC
Converting Entity's Address:	16910 N. Texas Avenue, Suite A6, Webster, TX 77598
Converting Entity's Form of Organization:	Limited liability company
Converting Entity's Date of Formation:	January 31, 2008
Converting Entity's Jurisdiction of Formation:	Texas

ARTICLE VII
Effectiveness

This document becomes effective when the document is filed by the Secretary of State.

THE UNDERSIGNED affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument, and certifies under penalty of perjury that the undersigned is authorized to execute the filing instrument.

Dated: Nov. 5, 2019.

EVERHEART SYSTEMS, INC.

By: [signature]
Greg S. Aber,
Chief Executive Officer